


04015725

SECURITIES A _____ _____MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 46492

RECEIVED PROCESSING
MAR - 3 2004
WASH. D.C.
187
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____AND ENDING_____12/31/03
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navellier Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One East Liberty Street, 3rd Floor
(No. and Street)

Reno   NV   89501
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arjen Kuyper   (775) 785-2300
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – if individual. state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Arjen Kuyper_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Navellier Securities Corp._____ , as of __December 31,_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Operating Officer
Title

Notary Public

Notary Public State of Nevada
COUNTY OF WASHOE
CHERYL CZYZ
My Appointment Expires
November 4, 2005
No. 94-2674-2

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplementary Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER
Certified Public Accountants



NAVELLIER SECURITIES CORP.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2003

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Navellier Securities Corp.
Reno, Nevada

We have audited the accompanying statement of financial condition of Navellier Securities Corp. as of December 31, 2003, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navellier Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
February 26, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Navellier Securities Corp. | | N|3| | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/03__ | 99
SEC FILE NO. __8-46492__ | 98

ASSETS

Consolidated | 198
Unconsolidated [X] | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 308,038	200			$ 308,038	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivables from non-customers		355	13,564	600	13,564	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 308,038	540	$ 13,564	740	$ 321,602	940

OMIT PENNIE

See notes to financial statements
Page 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Navellier Securities Corp. | as of | 12/31/03 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	62,422	1155		1355	62,422	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $	970					
2. Includes equity subordination (15c3-1 (d)) of .... $	980					
B. Securities borrowings, at market value:				1410		1720
from outsiders $	990					
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $	1000					
2. Includes equity subordination (15c3-1 (d)) of .... $	1010					
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 62,422	1230	$	1450	$ 62,422	1760

Ownership Equity

21. Sole proprietorship	$	177
22. Partnership (limited partners $ ____ 1020)		178
23. Corporation:		
A. Preferred stock		179
B. Common stock ($.01 Par Value, 60,070 Shares Issued and Outstanding)	601	175
C. Additional paid-in capital	(27,906)	175
D. Retained earnings	286,485	175
E. Total	259,180	17
F. Less capital stock in treasury	( )	17
24. TOTAL OWNERSHIP EQUITY	$ 259,180	18
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 321,602	18

OMIT PENN

financial statements

Page 2

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Navellier Securities Corp.	**as of** 12/31/03	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $	259,180	**3480**
2. Deduct ownership equity not allowable for Net Capital ....19 (	)	**3490**
3. Total ownership equity qualified for Net Capital	259,180	**3500**
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................		**3520**
B. Other (deductions) or allowable credits (List)...		**3525**
5. Total capital and allowable subordinated liabilities.. $	259,180	**3530**
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 13,564 **3540**		
B. Secured demand note deficiency **3590**		
C. Commodity futures contracts and spot commodities-proprietary capital charges....................................... **3600**		
D. Other deductions and/or charges....................................... **3610**	(13,564)	**3620**
7. Other additions and/or allowable credits (List)...		**3630**
8. Net capital before haircuts on securities positions ....% $	245,616	**3640**
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments .... $ **3660**		
B. Subordinated securities borrowings..................................... **3670**		
C. Trading and investment securities:		
1. Exempted securities.................................... **3735**		
2. Debt securities.................................... -3733		
3. Options **3730**		
4. Other securities **3734**		
D. Undue Concentration **3650**		
E. Other (List)..................................... **3736**	( )	**3740**
10. Net Capital .... $	245,616	**3750**

OMIT PENNIES

Reconciliation of net capital computation
Unaudited net capital as previously filed $234,177
Reduction of accounts payable   11,439

Audited net capital $245,616

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Navellier Securities Corp.	as of ___12/31/03___

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 4,161 | 3756 |

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement

    of subsidiaries computed in accordance with Note (A) .... $ 5,000 | 3758 |

13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 | 3760 |

14. Excess net capital (line 10 less 13) .... $ 240,616 | 3770 |

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 239,374 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition............................. $ 62,422 | 3790 |

17. Add:

    A. Drafts for immediate credit.. $ _____ | 3800 |

    B. Market value of securities borrowed for which no equivalent

        value is paid or credited .... $ _____ | 3810 |

    C. Other unrecorded amounts (List)... $ _____ | 3820 | $ _____ | 3830 |

19. Total aggregate indebtedness .... $ 62,422 | 3840 |

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)............ % 25% | 3850 |

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule

    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers

    and consolidated subsidiaries' debits .... $ _____ | 3870 |

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital

    requirement of subsidiaries computed in accordance with Note (A) .... $ _____ | 3880 |

24. Net capital requirement (greater of line 22 or 23) .... $ _____ | 3760 |

25. Excess net capital (line 10 less 24) .... $ _____ | 3910 |

26. Net capital in excess of:

    5% of combined aggregate debit items or $120,000 .... $ _____ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement

    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note

    covered by subordination agreements not in satisfactory form and the market values of memberships in

    exchanges contributed for use of company (contra to item 1740) and partners' securities which were

    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material

    non-allowable assets.

3/83 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Navellier Securities Corp.

For the period (MMDDYY) from 01/01/03 `3932` to 12/31/03 `3933`

Number of months included in this statement 12 `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... _____ `3938`
   c. All other securities commissions .... _____ `3939`
   d. Total securities commissions .... _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... _____ `3952`
4. Profit (loss) from underwriting and selling groups .... _____ `3955`
5. Revenue from sale of investment company shares .... 625,586 `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Other revenue .... _____ `3995`
9. Total revenue .... $ 625,586 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ _____ `4120`
11. Other employee compensation and benefits .... _____ `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 57,383 `4195`
15. Other expenses .... 521,500 `4100`
16. Total expenses .... $ 578,883 `4200`

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 46,703 `4210`
18. Provision for Federal income taxes (for parent only) .... _____ `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4238`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... _____ `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 46,703 `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ `4211`

See notes to financial statements

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Navellier Securities Corp.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period... $		712,502	4240
A. Net income (loss)..		46,703	4250
B. Additions (Includes non-conforming capital of .... $ 0 `4262`)			4260
C. Deductions (Includes non-conforming capital of .... $ _____ `4272`)		(500,025)	4270
2. Balance, end of period (From item 1800) .... $		259,180	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $		4300
A. Increases		4310
B. Decreases...		4320
4. Balance, end of period (From item 3520)... $		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Navellier Securities Corp.	as of	12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ...($5,000 Capital Category)............ X [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▾ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ ▾ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

See notes to financial statements

NAVELLIER SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

INCREASE (DECREASE) IN CASH

Cash flows from operating activities

Net income	$ 46,703

Adjustments to reconcile net income to net cash
provided by operating activities

Changes in assets and liabilities:	
Receivables	(11,917)
Accounts payable	(3,430)
Net cash provided by operating activities	31,356
Capital distribution	(500,025)
Net increase in cash	(468,669)

Cash

Beginning of year	776,707
End of year	$ 308,038

NAVELLIER SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Navellier Securities Corp. (the *"Company"*) is a Nevada corporation incorporated May 5, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company provides broker-dealer services for the Navellier Performance Funds (the *"Funds"*).

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost, which approximates market. The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with its principal bank which is a high credit, quality financial institution.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives which are generally 7 years. Costs of normal repairs and maintenance are charged to expenses as incurred.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

FEDERAL INCOME TAXES

The Company has elected to be treated as an S corporation under the Internal Revenue Code. Accordingly, the Company's taxable income is reported in the individual federal income tax return of the stockholder. Consequently, no provision for federal income taxes is reflected in the accompanying financial statements.

ADVERTISING

Advertising costs are expensed when incurred.

NAVELLIER SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2003

(2) RELATED PARTY TRANSACTIONS

The Company acts as the fund distributor for the Funds. The Company, which is the principal underwriter of the Funds' shares, renders its services to the Funds pursuant to a distribution agreement. Certain officers and Directors of the Company are also officers and Trustees of the Funds.

(3) REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2003, the Company's regulatory net capital was $245,616, which was $240,616 in excess of the required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was .25 to 1.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Navellier Securities Corp.
Reno, Nevada

In planning and performing our audit of the financial statements of Navellier Securities Corp. (the *"Company"*), for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania
February 26, 2004